ISSUER FREE WRITING PROSPECTUSES
Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 8, 2007
Relating to Prospectus Supplement dated November 8, 2007
to Prospectus dated September 22, 2006
Registration No. 333-136742
1,000,000 Shares
Ultralife Batteries, Inc.
Common Stock
TERM SHEET

Issuer	Ultralife Batteries, Inc.

Ticker/Exchange	ULBI/NASDAQ Global Market

Offering size	1,000,000 shares by the issuer

Over-allotment option	None

Public offering price	$13.50 per share

Sales commission	$0.675 per share

Net proceeds to issuer	$12.575 million, of which approximately $6.0 million will be used to fund the acquisition of Stationary Power Services, Inc., approximately $4.5 million will be used to repay borrowings related to recent acquisitions and remaining amounts will be used for general working capital purposes.

Trade date	November 9, 2007

Settlement date	November 15, 2007

Placement agent	Stephens Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the placement agent will arrange to send you the prospectus if you request it by calling Stephens Inc. toll-free at 1-800-643-9691.
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